Filed by First Commonwealth Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: DCB Financial Corp
(Commission File No.: 000-22387)

Script for Conference Call with Employees of DCB Financial Corp.

Speakers:     T. Michael Price, President and CEO
Jane Grebenc, Chief Revenue Officer

Mike

•	Thank you for the introduction, Ron.

•	Good morning everyone, and thank you for taking the time to join our call.

•	As Ron said, I’m Mike Price, the CEO of First Commonwealth Bank, and I’m happy to talk with you today about this week’s announcement.

•	First Commonwealth is a true community bank, and I can’t tell you how excited we are to partner with an organization that shares our vision.

•	Let me start by telling you a little about who we are, and then Jane can talk with you about our Ohio strategy.

•	First Commonwealth Bank is headquartered in Indiana, Pennsylvania, which is about 45 miles east of Pittsburgh. We have about $6.7 billion in total assets and about 109 banking offices.

•	We’re really a mission driven company, and our mission is to “improve the financial lives of our neighbors and their businesses.”

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What drives this is our commitment to instill Financial Confidence in our customers – who happen to be our families, friends and neighbors. As financial experts, we feel obligated to help our customers in this way.

•	We promote 4 habits that are simple but can be life changing. I’ll talk with you more about these when we meet in person next week, but the habits include:

◦	Managing a budget

◦	Saving with a purpose

◦	Avoiding unnecessary debt, and

◦	Preparing for the future

•	We strive to do the right thing for those we serve, and you’ll find there’s a true sense of caring throughout First Commonwealth.

•	If our service is ever questioned through customer complaint, those come right to my assistant. One thing you’ll find is that our Executive Leadership Team is accessible, responsive and committed.

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Another way we show our commitment as a community bank is by supporting causes that are important to our employees, our neighbors and their businesses. In fact, we’re expecting to contribute about $1 million to over 1,000 organizations next year…something we’re very proud of.

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You’ll hear more about our benefits in the months to come, but I’d like to highlight the fact that we make it a point to provide affordable health care coverage year-after-year, and our 401k match is 7%. We understand that employees are our most valuable asset, and it’s important that we offer the best benefits we possibly can.

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I wanted to talk briefly about employment. There is always uncertainty in any acquisition. We understand that, and that’s why we will make every effort to be fair and to communicate frequently and plainly with you. With that being said, it’s customary to review staffing redundancies during an acquisition. Some positions will likely be displaced, but we expect that the customer-facing team will remain in place. And I want you to know there are no plans to close branches. As a community bank, it’s important that we keep our feet on the ground, while at the same time providing the technology our customers are asking for. I think we do a good job balancing that.

•	At this point, I’d like to turn the call over to Jane Grebenc, our President and Chief Revenue Officer. Jane…

Jane

•	Thanks, Mike, and good morning everyone.

•	I’d like to talk with you about First Commonwealth’s presence in Ohio.

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We entered the Ohio market a few years ago, when we opened our Corporate Banking Business Center in Cleveland. We acquired First Community Bank in Columbus in October 2015, and since then, we have opened mortgage offices in Stow and Dublin. Most recently, we announced our acquisition of 13 FirstMerit Bank branches in Canton and Ashtabula. The branches were sold in connection with the acquisition of FirstMerit by Huntington Bank. As part of that transaction, the Department of Justice required the sale of these branches to a third party in order to maintain sufficient banking competition in the region. We’re on track to complete the FirstMerit acquisition in early December.

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Expanding our community bank vision in Ohio is an important part of our growth strategy, for several reasons: Ohio’s customers and employees are very similar to those in Pennsylvania, creating a natural cultural fit. Mergers most often fail for cultural, not financial reasons, and as Mike said, we feel very good about the cultural match. However, Ohio’s demographics, and especially Central Ohio’s demographics, are much stronger than those of SW Pennsylvania. We expect, with your help, to run a growth – oriented bank right here in Delaware County.

•	Our mutual due diligence has reinforced the high caliber of your team here. We have some additional products, and a larger balance sheet that will help you fulfill your clients’ needs.

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Our transaction with Delaware County Bank is pending final regulatory and shareholder approval but expected to close in April 2017, with the branches and systems converting in May. There will be many details to work out over the next several months, and we look forward to working with you on a smooth transition.

•	You heard Mike talk about our position as a community bank and our commitment to customers.

Mike and I will be visiting with you next week. Afterward, we will work with Ron and the leadership team to open up the lines of communication. We will not yet begin systems and operations discussions because to do so would be premature.
As Mike said, cost reductions are always a part of the economics of a merger. However, we want to work with you to understand the people, positions, and the work being performed. Sometimes a vacancy in Pennsylvania can be filled with a new position in Ohio.

•	I look forward to meeting you all next week, and look forward to working with you.

Mike

•	Thanks, Jane.

•	And thank you all again.

•	As you can tell, we’re committed to keeping lines of communication open, and you will hear from us regularly. We’re excited to meet you in person on Wednesday.

•	And finally, thank you Ron for arranging today’s call.